Michele Drummey
Vice President, Corporate Counsel
Law Department–Prudential Retirement

The Prudential Insurance Company of America
280 Trumbull Street, 16th Floor
Hartford, CT 06103
Michele.Drummey@prudential.com

March 7, 2022

VIA EDGAR
Mr. Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Prudential Retirement Insurance and Annuity Company
PRIAC Variable Contract Account A
Prudential Retirement Security Annuity VI
File. Nos. 333-199286, 811-21988
Dear Mr. Zapata:
This letter responds to comments that you provided to me during a telephone discussion on February 8, 2022, with respect to your review of Post-Effective Amendment No. 8 to Registration Statement No. 333-199286 and Post-Effective Amendment No. 88 regarding Separate Account 811-21988 (“Registration Statement”) for the PRIAC Variable Contract Account A (“Registrant”).

Set forth below are the comments of the SEC staff (“Staff”) along with the Registrant’s responses to, or any supplemental explanations of, such comments, as requested. Undefined capitalized terms used below have the same meaning as in the Registration Statement. The responses to the comments will be reflected in both prospectuses, statement of additional information (“SAI”), and in the Part C of the Registration Statement as applicable. Please note that the Registrant plans to file amendments pursuant to Rule 485(b)(1)(iii) under the Securities Act of 1933 to delay the effectiveness of the filing until May 1, 2022 to afford the Registrant time to update the Registration Statement to reflect the responses to the comments forthcoming and to include updated performance and financial information when available.

1.Comment: Please confirm that the Registrant is responsible for the accuracy of all disclosures in the filing.
Response: The Registrant acknowledges that it is responsible for the accuracy of all disclosures in the filing.

2.Comment: Please confirm that the Registrant will cascade all of the Staff’s comments throughout the Registration Statement where such comment is applicable.
Response: The Registrant confirms that it has cascaded all of the Staff’s comments throughout the Registration Statement wherever such comment is applicable.
3.Comment: Please confirm that the Registrant is not using an initial or an updating summary prospectus and that should the Registrant want to begin to use a summary prospectus, the Registrant understands that the Registrant would need to file a post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933.
Response: The Registrant is not using an initial or an updating summary prospectus and has no intentions to do so. However, the Registrant understands that should the Registrant want to begin to use an initial summary prospectus, the Registrant will need to file pursuant to Item 27(o) of Form N-4 the form of initial summary prospectus as an exhibit to a post-effective amendment filed pursuant to Rule 485(a) under the Securities Act of 1933, before the Registrant may use the initial summary prospectus with the public. The Registrant also understands that, pursuant to Rule 498A(c)(1) under the Securities Act of 1933, the Registrant may only use an updating summary prospectus if the Registrant uses an initial summary prospectus for each currently offered contract described under the statutory prospectus to which the updating summary prospectus relates.
4.Comment: The revised Form N-4, Item 2(c)(1)(B) indicates: “Provide Minimum and Maximum Annual Fees”, with a parenthetical, “(varies by contract class)”. Since this prospectus only provides for one contract with one contract class, please list the current fee in the Key Information Table, Fees and Expenses, under “Ongoing Fees and Expenses.”
Response: Because there is only one contract with one contract class, we have revised the disclosure to indicate that the minimum fee noted is the current fee for the Contract.
5.Comment: With regard to the cost analysis in the Key Information table, please confirm there is no cost for Spousal Benefit. If so, the language in the table should be more precise so as to be clear that there is no cost impact whether or not the Spousal Benefit is elected. Additionally, using terms like a “combination of optional benefits and portfolio fees” is confusing in this context.
Response: We confirm that there is no additional cost for the Spousal Benefit. Additionally, with only one contract class and one portfolio, the only two combinations are: (1) the minimum Base Contract fee combined with the current portfolio fees and expenses; and (2) the maximum Base Contract fee combined with the current portfolio fees and expenses. We have adjusted disclosure accordingly.

6.Comment: Key Information Table, Optional Benefits Restrictions: Please explain why the Spousal Benefit is an “optional” benefit.

Response: The Spousal Benefit may or may not be elected if the investor has a spouse, therefore, the investor has the option of choosing the benefit or declining the benefit. As such, the investor needs adequate information on whether or not to make that choice. Understanding the related restrictions tied to the election of the benefit, such as it is irrevocable and it reduces the investor’s income stream permanently, are key considerations for any investor trying to make that decision. If we removed this disclosure and located it later in the prospectus, an investor using the table to compare products may not think there are restrictions related to the Spousal Benefit because they are not listed in the table.
7.Comment: Generally, confirm that the Plan offers loans. If so, confirm whether loans are part of the standard benefit. Loans which are part of the record keeping services should not be described in the offering document.
Response: The Plan offers loans as part of the Plan and Plan administration. Item 13 of Form N-4 indicates: “Briefly describe the loan provisions of the Contract.” The loan provision of the Contract indicates that loans may be distributed from the insurance policy “in connection with the terms of the Plan.” Additionally, the items described in Item 13 relate to the effect of a loan on account value, such as withdrawals and repayments, and how such loans impact death benefits. For example, such withdrawals and repayments trigger the purchase and sale of separate account units. Therefore, we believe the disclosure provided is appropriate under the requirements of the form. However, we have added disclosure to clarify that loans are not part of the security offering.
8.Comment: In the Fee Table, under Administrative Expenses, that fee should be a flat fee, not a percentage of account value. Please explain.
Response: The fee listed in the Fee Table under the Administrative Expenses was an error on our part. The Administrative Expense fee is $0 with a maximum fee of $150. The fee previously listed as the Administrative Expense was the mortality and expense fee. We have expanded the disclosure in both the Fee Table and the narrative to indicate that the mortality and expense fee is part of the overall Base Contract fee.
9.Comment: The charge for premium taxes in the Fee Table is confusing. Consider using a “N/A” as opposed to dash or providing the range of state taxes as the minimum.
Response: We have replaced the dash with “N/A” and tied footnote 2 to the “N/A” so as to more clearly line up the existing disclosure in the corresponding footnote.

10.Comment: In the Fee Table, under Annual Contract Expenses, the form does not require the line item, “Total Annual Charges.” Please remove this line item.
Response: We have removed the line item, “Total Annual Charges” from the Fee Table, under Annual Contract Expenses.
11.Comment: Please explain in footnote 2 of the Fee Table why the Registrant has included disclosure that the IncomeFlex Target fee is part of Base Contract fee.
Response: In the filings for the other versions of PRSA (I, III, IV, and VII), the Registrant requested this additional disclosure because the IncomeFlex Target fee could not be described as an “Optional Benefit”, where most Registrants would likely describe a living benefit, because for the PRSA products, the living benefit is not optional. It is standard. Therefore, to avoid misleading investors into believing there is no charge for the IncomFlex Benefit as well as to line up the prospectus with all the plan and insurance policy disclosures provided under other regulatory regimes, we have included disclosure throughout the prospectus to make clear that the Base Contract fee would encompass a charge for the IncomeFlex Benefit.
12.Comment: Please confirm the “Optional Spousal Benefit” is a benefit that is selected and not an automatic benefit under the Contract.
Response: The “Optional Spousal Benefit” is selected and not an automatic benefit under the Contract.
13.Comment: The example description in the Fee Table indicates that the example considers “optional benefits” for an additional charge. Please clarify given your prior responses that the Optional Benefit (i.e., Spousal Benefit) is provided at no additional charge to the investor.
Response: We have removed the text, “and optional benefits available for an additional charge” from the description of the example.
14.Comment: Please clarify why the benefit described throughout the prospectus as the “Optional Benefit” is described as the “Spousal Benefit” in the Benefits Table. Further, please elaborate on why the Spousal Benefit is described as an Optional Benefit.
Response: In order to be consistent with the rest of the prospectus, we have renamed the term “Spousal Benefit” in the Benefits Table to “Optional Benefit” and repeated the footnote from other tables explaining that the “Optional Benefit” is the “Optional Spousal Benefit.” As noted previously, the “Optional Spousal Benefit” is selected and not an automatic benefit under the Contract.
15.Comment: On page 25, under “Discontinuance of Contributions”, confirm that the Registrant will not suspend additional purchase payments for existing investors.
Response: This language was part of the original offering, therefore, it will apply to both new and existing investors.

16.Comment: Please indicate why the prospectus and SAI are not referenced as available on the Registrant’s website on the back cover page.
Response: A Registrant may indicate “if applicable” whether a prospectus and SAI are available on their website per Item 1 of the revised Form N-4. Please note that an investor is only eligible to purchase PRSA VI if they are a participant in the Plan who created the product. Therefore, we think making the prospectuses and SAIs available on our public website would be misleading because the eligibility to purchase the products is quite limited. All prospecting materials are available through the participant’s website which requires a login to access. We did discuss possibly adding the address of the participant website, which includes the name “prudential” in the address. However, that website will be changing due to the pending purchase of the Depositor by Empower and Empower will, at some point, be prohibited from using the Prudential name. As such, we decided to not print the participant address for their private website in the prospectus for those reasons.
17.Comment: Please confirm whether or not the Registrant considers cyber security a principal risk and if so, move the disclosure to the prospectus.
Response: The Registrant does not view cyber security as a principal risk and consequently, has not moved the cyber security disclosure.
* * * * *
We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (860) 818-2329 if you wish to discuss this correspondence further.
Sincerely,

/s/ Michele Drummey Esq.
Michele Drummey Esq.
Vice President and Corporate Counsel
The Prudential Insurance Company of America